Via EDGAR
February 5, 2010
Mr. Jim B. Rosenberg
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Re:	Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-12943
Ladies and Gentlemen:
     On behalf of Cypress Bioscience, Inc. (“Cypress” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by supplemental letter dated January 25, 2010, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (ii) the Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 and (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009. In light of our ongoing discussions with Ms. Kei Nakada of the Staff, we are sending this letter to let you that you can expect our response on Wednesday, February 17, 2010. Please call me with any questions.

Cypress Bioscience, Inc.
/s/ Denise Wheeler
Denise Wheeler
General Counsel 858.768.7102

Cypress Bioscience, Inc.   4350 Executive Drive  Suite 325   San Diego, California 92121   p/858-452-2323
f/858-452-1222   www.cypressbio.com